08002370

DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED

2008 MAY -7 P 1:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443-2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 50277-00001

April 30, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
MAY 12 2008
THOMSON REUTERS

Yours truly,

DAVIS LLP

Per: [signature]

Joy Syho
Paralegal
js/Encs.

5/8

I:\Securities\ReidCo\Public\50277\USSEC\2008\April Ltr.doc

Exemption No. 82-1209

April 30, 2008

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 3 months ended February 29, 2008
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	For the period ended February 29, 2008
(f)	News Releases	April 24, 2008
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Management Information Circular, Proxy, Financial Statement Request Form
(j)	Form 45-106F1, Report of Exempt Distribution	April 23, 2008
(k)	Notice of Change in Year End by more than 14 Days	N/A

Document Name or Information			Documents Filed
(l)	Notice of Change in Corporate Structure		N/A
(m)	Notice of Change of Auditors		N/A
(n)	Business Acquisition Report under NI 51-102		N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed		N/A
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A

Document Name or Information		Documents Filed
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 3 months ended February 29, 2008
(e)	News Releases	April 24, 2008
(f)	Form 51-102F3, Material Change Report	April 23, 2008
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A

Document Name or Information		Documents Filed
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Management Information Circular, Proxy, Financial Statement Request Form
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A

Document Name or Information			Documents Filed
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	April 22, 2008 (Shares for Services)
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Management Information Circular, Proxy, Financial Statement Request

Document Name or Information		Documents Filed Form
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended February 29, 2008.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

	February 29, 2008	November 30, 2007 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 3,125,091	$ 745,148
Amounts receivable	248,560	215,465
Prepaid expenses	680,336	13,038
	4,053,987	973,651
Unproven mineral interests (Note 2)	15,959,109	15,428,331
Property, plant and equipment	429,730	450,349
	$ 20,442,826	$ 16,852,331
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 260,698	$ 234,153
Current portion of mortgage loan	6,833	10,705
	267,531	244,858
FUTURE INCOME TAX LIABILITIES	385,284	-
	652,815	244,858
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	34,249,208	31,689,095
Contributed surplus (Note 5)	3,133,381	3,125,977
Deficit	(17,592,578)	(18,207,599)
	19,790,011	16,607,473
	$ 20,442,826	$ 16,852,331

Subsequent events (Note 12)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
For the three months ended
(Unaudited)

	February 29, 2008	February 28, 2007
Expenses		
Amortization	$ 606	$ 663
Consulting fees	97,260	30,426
Corporate relations	2,555	18,075
Interest expense	423	192
General exploration costs	54,493	32,993
Legal and audit	16,118	28,271
Licences, taxes, insurance and fees	14,137	7,342
Office services and expenses	57,276	34,943
Shareholders' meetings and reports	2,925	525
Stock-based compensation	7,404	2,751
Travel	2,097	534
Operating loss	(255,294)	(156,715)
Other income (loss)		
Foreign exchange loss	(70)	(1,183)
Interest income	32,283	2,526
Other tax expense (Note 6)	(17,281)	(800)
Write off of property, plant and equipment	(3,828)	-
	11,104	543
Net loss before tax	(244,190)	(156,172)
Future income tax recovery	859,211	66,351
Net income (loss) for the period	615,021	(89,821)
Deficit, beginning of period	(18,207,599)	(14,951,875)
Deficit, end of period	$ (17,592,578)	$ (15,041,696)
Income (loss) per share - basic and diluted	$ 0.005	$ (0.001)
Weighted average number of common shares outstanding - basic and diluted	135,569,489	104,078,893

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	February 29, 2008	February 28, 2007
Cash flows from (used in) operating activities		
Income (loss) for the period	$ 615,021	$ (89,821)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	16,788	6,412
- stock-based compensation	7,404	2,751
- future tax recovery	(859,211)	(66,351)
- write off of property, plant and equipment	3,828	-
	(216,170)	(147,009)
Change in non-cash working capital items:		
- amounts receivable	(33,095)	(37,999)
- prepaid expenses	(667,298)	19,648
- accounts payable and accrued liabilities	83,348	(719,675)
	(833,215)	(885,035)
Cash flows from (used in) financing activities		
Shares issued for cash	52,750	591,250
Shares issued for cash - flow-through shares	4,014,500	189,680
Shares to be issued	-	39,000
Share issuance costs	(285,142)	(108,645)
Principal reduction of mortgage loan	(3,872)	(4,256)
	3,778,236	707,029
Cash flows from (used in) investing activities		
Acquisition of unproven mineral interests	(66,429)	-
Additions to deferred exploration costs	(498,649)	273,503
	(565,078)	273,503
Increase in cash and cash equivalents	2,379,943	95,497
Cash and cash equivalents, beginning of period	745,148	165,676
Cash and cash equivalents, end of period	$ 3,125,091	$ 261,173

See Note 10

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2007.

1. Nature of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Unproven Mineral Interests

	Balance November 30, 2007	2008 mineral interests additions	2008 exploration cost additions	2008 written off	Balance February 29, 2008
Doyle Lake	$ 3,835,843	$ -	$ 31,697	$ -	$ 3,867,540
Fishback Lake	1,285,995	-	7,081	-	1,293,076
CH	7,580,214	-	71,667	-	7,651,881
Providence Greenstone Belt	1,131,239	66,429	340,118	-	1,537,786
McConnell Creek	1,595,040	-	13,783	-	1,608,823
	$ 15,428,331	**$ 66,429**	**$ 464,346**	**$ -**	**$ 15,959,106**

2. **Unproven Mineral Interests,** continued

	Balance November 30, 2007	2008 Additions	2008 written off	Balance February 29, 2008
Unproven mineral interests	$ 579,921	$ 66,429	$ -	$ 646,350
Deferred exploration costs	14,848,410	464,346	-	15,312,756
	$ 15,428,331	**$ 530,775**	**$ -**	**$ 15,959,106**

Providence Greenstone Belt, Northwest Territories, Canada.

During the quarter, the Company staked an additional 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. These claims are pending acceptance from the Mining Recorder.

Exploration costs incurred during the three months ended:

	February 29, 2008	February 28, 2007
Chartered aircraft	$ 5,538	$ (310)
Sampling	66,011	1,816
Licences, recording fees and lease payments	48,969	30,566
Project supplies	194,967	8,862
Salaries and wages	49,675	34,270
Technical and professional services	90,710	47,649
Transportation	8,476	764
	$ 464,346	**$ 123,617**

3. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	# shares	$
Balance, November 30, 2007	**122,731,670**	**31,689,095**
Private placement - flow-through share agreements	16,058,000	4,014,500
Share issuance costs	-	(325,142)
Shares issued as commission	160,000	40,000
Shares issued for services	117,527	22,500
Exercise of stock options	85,000	21,250
Exercise of warrants	210,000	31,500
Less: Flow-through share renunciation	-	(1,244,495)
Balance, February 29, 2008	**139,362,197**	**34,249,208**

(c) During the quarter ended February 29, 2008

(i) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(ii) the Company issued 117,527 common shares in payment of $22,500 owed pursuant to a financial advisory agreement (see Commitments);

(iii) the Company issued 85,000 common shares upon the exercise of stock options at $0.25 per common share for gross proceeds of $21,250. In addition 285,000 stock options expired unexercised; and

(iv) the Company issued 210,000 common shares upon the exercise of warrants at $0.15 per common share for gross proceeds of $31,500.

3. **Share Capital**, continued

(d) At February 29, 2008, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.175	Dec. 28, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.15/$0.175	Mar. 07, 2009
3,038,000		

Changes in warrants during the period ended February 29, 2008 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	3,248,000	$0.16
Exercised	(210,000)	$0.15
Outstanding, end of period	3,038,000	$0.17

4. **Stock Options**

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

No options were granted, expired or exercised during the period.

4. **Stock Options,** continued

Stock options outstanding as at February 29, 2008:

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2007	7,420,833	$0.43
Exercised	(85,000)	$0.25
Expired	(285,000)	$0.25
Options outstanding as at February 29, 2008	**7,050,833**	**$0.44**
2008 options exercisable	7,050,833	$0.44
2007 options exercisable	5,531,100	$0.26

	2008	2007
Weighted average remaining contractual life	3.31 years	2.72 years
Weighted average fair value of options granted during the period	N/A	N/A

5. **Contributed Surplus**

Contributed surplus for 2008 and 2007 is comprised of:

	2008	2007
Balance, November 30,	**$ 3,125,977**	**$ 1,325,053**
Stock-based compensation on stock options	7,404	2,751
Fair value of warrants	-	316,818
Warrants exercised	-	(1,166)
Balance, February 29,	**$ 3,133,381**	**$1,643,456**

6. **Other Tax Expense**

During the period ended February 29, 2008, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December 2007 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2008) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate for the period ended February 29, 2008 has not been disclosed on the CRA website, therefore an estimate was made using the prescribed interest rate of 7% from December 2007. The tax expense will continue until all of the flow-through funds have been spent. At February 29, 2008 $2,962,418 remains unspent.

6. Other Tax Expense, continued

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

As at February 29, 2008, the Company renounced the $4,014,500 flow-through related resource expenditures to the investors.

7. Related Party Transactions

During the three months ended February 29, 2008, the Company was billed $26,185 (February 28, 2007 – $30,000) by one director for consulting fees and $6,315 (February 28, 2007 - nil) for technical and professional services. As at February 29, 2008, $9,863 was included in accounts payable (February 28, 2007 - $30,000).

8. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 29, 2008 and February 28, 2007.

9. Commitments

(a) In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payments required under the agreement are:

Year	Minimum payment per year
2008	$63,248
2009	$37,184

(b) The Company signed an Agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital, project financing and strategic planning. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. The Company issued a total of 117,527 common shares in payment of $22,500 owed for the three months ended January 15, 2008.

10. Supplementary Cash flow information

Non-cash operating, financing, and investing activities were conducted by the Company during fiscal quarters ended February 29, 2008 and 2007 as follows:

	2008	2007
Operating activities		
Accounts payable for deferred exploration costs	$ 157,820	$ 475,094
Financing activities		
Issuance of common shares as finder's fee	40,000	4,221
Investing activities		
Accounts payable for deferred exploration costs	$ (157,820)	$ (475,094)
Other supplementary cash flow information:		
Cash paid for interest charges	$ 124	$ 371
Cash paid for income taxes	$ -	$ -

11. Comparative Figures

Certain 2007 figures have been reclassified to conform to the presentation used in the current period.

12. Subsequent Events:

Subsequent to February 29, 2008, the Company:

(a) Issued 50,000 common shares upon the exercise of stock options at 0.20 per common share for gross proceeds of $10,000 and

(b) Issued 129,828 common shares in payment of $22,500 owed pursuant to a financial advisory agreement (see Note 9 (b)).

Exemption No. 82-1209

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 29, 2008

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE THREE MONTHS ENDED FEBRUARY 29, 2008
INFORMATION AS OF APRIL 25, 2008 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the quarter ended February 29, 2008 should be read in conjunction with the 2007 Annual Report (November 30, 2007 Consolidated Financial Statements and related notes). The information reported here includes events taking place subsequent to the end of the first quarter, up to and including April 25, 2008.

SUMMARY

From 1992 until early 2007, the Company's primary focus was on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. The Company has 100% interest in its diamond prospects and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,972 acres.

In the course of exploring for diamonds on its CH claims in the Northwest Territories late in 2006, the Company made a potentially significant discovery of nickel mineralization. Since then, the Company has proceeded with exploration and strategic plans related to that discovery. Exploration work to date confirms not only the potential for magmatic nickel, but also the potential for polymetallic volcanogenic massive sulfide deposits (VMS) and gold within the extensively mineralized greenstone belt, which we refer to as the "Providence Greenstone Belt" or PGB.

Prior to 1992, the Company had acquired and maintained a 100% interest in the McConnell Creek Property in British Columbia, Canada. This property is situated in the area between the Toodoggone and Mt. Milligan project areas, which, in 2006, attracted expenditures of $25 million over an estimated 50 projects.

Now that gold and base metals are in demand and commodity prices attractive, the Company plans to pursue these opportunities in addition to diamonds.

Significant exploration programs on both the PGB property and McConnell Creek are being undertaken in 2008.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2007 and 2006 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are affected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

HIGHLIGHTS OF ACTIVITIES
FOR THE THREE MONTHS ENDED FEB. 29, 2008

- In December 2007, the Company raised over $4 million for ongoing exploration activities through a non-brokered private placement of flow-through shares (16,058,000 shares at $0.25 per share). Up to $2.85 million was designated for projects in the Northwest Territories, with the majority to be spent on the Providence Greenstone Belt (PGB), and a portion on diamond projects. Up to $1.16 million has been allocated to further explore the copper/gold project at McConnell Creek, British Columbia.

- On February 25, 2008, the Company announced the acquisition, by staking, of 76,020 acres of new mineral claims which adjoin and extend the main nickel belt land acquired in 2007 (PGB). At that time, the Company also reported that the potential for komatiite-hosted nickel and copper mineralization is now known to be far more extensive than the Company originally thought.

- On February 25, 2008, the Company also provided a report (news release) on the exploration documentation and activities conducted on the PGB in the past, from the 1960s to the early 1990s.

- GGL continued to analyze the results of a total of 1,647 rock, soil and lake sediment samples, including channel samples, which were collected in the 2007 exploration program at PGB.

- Planning for the 2008 exploration began during the quarter, with various contracts let for both the McConnell Creek and PGB programs.

- Based from our "Zip" exploration camp, an airborne geophysical survey began in March on previously unsurveyed sections of the Providence Greenstone Belt and was close to completion at the time of this writing.

- Plans, as previously announced on closing of the private placement flow-through financing, are proceeding on the properties, with drilling expected at McConnell Creek and on the PGB toward the end of summer, early fall.

PROVIDENCE GREENSTONE BELT (PGB)
NORTHWEST TERRITORIES, CANADA

Exploration work in 2007 confirmed and enhanced the potential for magmatic nickel deposits, but also established that the PGB has potential not only for hosting nickel and VMS mineralization but also gold.

As a result, the Company took an aggressive approach to land acquisition, announcing on Feb. 25, 2008, that it had acquired, by staking, an additional 76,020 acres of new mineral claims which adjoin and extend the main nickel belt land acquired in 2007.

Pending receipt of registered documents for the most recently staked claims (a normal delay), the total PGB area staked by GGL will be 426,104.88 acres.

At the time of writing, a 3D airborne geophysical survey of previously unsurveyed section of the PGB was approximately 70 per cent complete. Field crews are working from our "Zip" camp, constructed in the summer of 2007. With the airborne results in hand, the Company will determine what ground geophysics is required, take additional samples, identify and prioritize drill targets, and drill.

PROVIDENCE GREENSTONE BELT (PGB) - NICKEL PROPERTIES

First, reconnaissance mapping undertaken during the summer of 2007 showed that the komatiites within the greenstone belt are much more extensive than previously noted and commonly contain geochemically anomalous nickel values. Our work identified a number of belts of komatiite volcanic across the claims, whereas previously, the only reported occurrences were confined to the western side of the property. Detailed sampling of the komatiites has demonstrated that they have the right chemistry to host nickel deposits.

Several large potential nickel sulfide zones, 2 km or more in length, have been indicated by geophysical signatures which are coincident with favourable geological conditions. These areas will be further defined by the advanced geophysical survey system, which began in March.

Economic nickel sulfide deposits associated with komatiitic rocks in greenstone belts are a substantial source of the world's nickel supply. In nickel exploration, the recognition of the presence of komatiites is of great importance. For a rich concentration of magmatic nickel sulfide, a source of sulphur is required. Disseminated to massive sulfides are common within the belt and we have confirmed that this requirement has been met.

Nickel deposits respond well to geophysics, giving strong magnetic and electromagnetic (EM) responses. The Fugro Airborne Resolve Geophysical Survey, previously completed for diamond exploration, covered approximately 30% of the length of the PGB originally staked by the Company. Reprocessing of the data by Condor Consulting, Inc. prior to the beginning of the 2007 field season, gave direction to the 2007 field program and resulted in finding numerous exposures of sulfide mineralization coincident with EM and magnetic anomalies. A great number of the geophysical conductors are hidden under lakes and overburden.

The komatiites occur as north to north-easterly-trending linear belts, which are typically outlined by strong magnetic anomalies. Sporadic rock outcrops of komatiites were found along some of the belts. The areas of coincident EM conductors and magnetic anomalies are prime areas for exploration.

The Fugro Resolve Survey is effective but has limited depth penetration, which hinders the determination of the geological structure and potentially hidden mineral deposits. Hence the Company decided to complete the geophysical coverage of the claims by using an airborne depth-penetrating system to further focus exploration toward the discovery of nickel deposits.

Geochemical analyses for rock samples collected from komatiites show anomalous total nickel values of between 800 and 4600 ppm (parts per million) Ni.

PROVIDENCE GREENSTONE BELT (PGB) - POLYMETALLIC VOLCANOGENIC MASSIVE SULFIDES (VMS)

The central portion of the PGB claims, which is flanked on the east and west by linear komatiite belts, features a strong geophysical conductor 15 km long and up to 500 m wide in the form of a figure eight. This "figure eight" geophysical anomaly, referred to in press releases in 2007, represents an area of VMS potential that has returned zinc values of up to 1.2% and up to 0.5% copper as well as anomalous silver values. Soil and lake sediment sampling, in areas along the anomaly where rock exposures are obscured by lakes and overburden, has indicated new target areas for exploration. Noteworthy is the fact that along the entire 15 km length of the geophysical anomaly, massive to semi-massive sulfides, containing pyrrhotite and pyrite along with sphalerite and chalcopyrite are found wherever rock exposures are seen.

In the past, this VMS base metals area attracted the interest of several majors and a few junior mining companies and some test holes were drilled. We find this past activity highly encouraging, particularly as it occurred during a time of significantly lower commodity prices.

Although nickel will be the prime focus of our exploration, the model for VMS deposits is well understood and the geology in the area is highly favourable for economic base metal deposits. Therefore, more work will be directed here as well.

In 2007, 547 rock samples, 973 soil samples and 127 lake sediment samples were collected on claims within the PGB. Soil and lake sediment sample results are now being plotted.

As noted in a previous news release, the process of analyzing the results was slowed by processing delays at the laboratory, which experienced unexpectedly high demand for analytical services during 2007. Although we originally estimated we would receive all of the results by mid-August of 2007, this timetable proved unrealistic in light of the delays we experienced.

Our exploration team is well into the planning and implementing the exploration program for the 2008 season.

The advanced airborne geophysical survey system, currently underway, is designed not only to locate drill targets, but also to satisfy assessment work requirements in order to maintain the claims for at least several years. This will allow the Company to find and focus on areas of highest priority.

The PGB property includes 162 claims; it measures 120 km from the north to the south end of the property with an average width of 30 km. The Company's Qualified Person for the PGB project, Dr. Nick Carter, toured the property in September 2007 to gain an overview of the project. He filed a brief preliminary memorandum with the Company at that time. In his memo, Dr. Carter was very positive about the area, noting the favourable geology, the consistency of sulfide mineralization relative to conductors, the presence of some geochemically anomalous Ni and Cu/Zn values, all of which confirm that the area is prospective for mineral deposits. He also indicated he was "impressed" with the progress achieved to date in advancing this project.

He wrote: "The large property area will require time for a thorough assessment and it is regrettable that the current sample backup being experienced by all Canadian laboratories means that the field season will come to an end well before most of the results are in hand. Nevertheless, good progress has been made and current efforts to obtain an accurate base map of the project area are well worthwhile. Depth profiling of the various conductive zones by way of detailed surface surveys will be very useful in prioritizing targets for further investigation.

"Work to date confirms the potential for both magmatic nickel and polymetallic volcanogenic massive sulfide deposits within the project area. In light of available results of past work directed to volcanogenic sulfide mineralization, this writer is of the opinion that the potential for nickel should remain the principal focus of current and future investigations."

PROVIDENCE GREENSTONE BELT (PGB) - GOLD

Noranda Exploration located an iron formation on the PGB 25 to 40 meters wide, which was traced by geophysics for 3 km in 1989. The lack of bedrock exposure prevented most of the target areas from being examined further. Samples collected by Noranda at the time returned up to 0.12 oz/t Au over 3.3 feet (1 meter), and grab samples of up to 0.52 oz/t Au. The gold-bearing iron formation extends from within claims currently held by another company (Zinifex) and onto recently staked GGL claims.

Iron formations have been documented on both previously staked GGL claims and the new claims. Some 40 km south of the aforementioned Noranda gold discovery, GGL's crew collected a grab sample from a poorly exposed 3 m by 1 m rusty sulfide exposure containing arsenopyrite that assayed 22 gm/tonne (0.64 oz/ton) Au. These and other identified gold-bearing iron formations plus potential gold-bearing shear zones along a number of strong structural fault breaks are typical of Archean greenstone belts*.

In the late 1970s, Texasgulf Inc. explored for VMS deposits in several areas on the greenstone belt south of the Izok Lake discovery.

One of these, situated on GGL's newly acquired claims, was reported to consist of a 4 m to 5 m thick sulfide zone discontinuously exposed over a length of 2 km. Grab samples from this area, collected by a junior company in 1997, were reported as containing significant values of gold, silver, copper, zinc and lead. Values from four grab samples included:

- gold values of between 103 ppb and 4.79 g/t Au,
- 8.9 g/t to 165 g/t Ag,
- 0.09% to 3.34% Cu,
- 0.01% to 0.48% Pb and
- 0.32% to 11.3% Zn.

As noted in news release dated February 25, 2008, Texasgulf Inc. explored a VMS deposit by trenching and drilling some 4 km north of the above exposures between 1977 and 1979. The trenching program exposed a 2.34 m wide, semi-massive sulfide zone that averaged 3.59% Cu, 6.22% Zn and 1.82 oz/ton Ag. A subsequent nine-hole drilling program returned results that were sufficiently encouraging for the operator to apply for a one square km lease, currently owned by Xstrata. GGL's new claims completely surround this lease.

**Greenstone Belts: large geologic formations composed of altered mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archean and Proterozoic cratons (4 billion to 600 million year old rocks) between granite and gneiss bodies; Archean greenstone belts host much of the Earth's mineral wealth.*

Project background

The PGB discovery lies within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. An outcome of the project was The Slave Craton Interpretive bedrock compilation map, produced by Mike Stubley of Stubley Geosciences for the Northwest Territories Geoscience Office and published in 2005.

The belt, mapped by government agencies as the Winter Lake Supracrustal Belt, includes large volumes of mafic and ultramafic rocks, dated as being 2.7 billion years old and including tholeiitic basalts, komatiites, serpentinized peridotite, and gabbro intrusions. The belt features deep-penetrating faults, sulphur-bearing

sediments in the form of black shales and massive sulfides. The various rock units within the belt are strongly deformed and have similarities to lithologic sequences that are known to host world-class nickel deposits.

Included within the belt of rocks underlying the property area are komatiites, which are magnesium-rich volcanic rocks generally found in Precambrian sequences.

A remarkable global outpouring of komatiites occurred around 2.7 billion years ago, many of which host a significant proportion of the world's sulfide nickel resources, including, for example, the Kambalda deposit in Western Australia. Other examples of komatiite-related nickel deposits include the Thompson Nickel Belt (TNB) of Manitoba and the Raglan Belt in northernmost Quebec. All feature similar settings within unique geological belts developed along extensive fault or suture zones that transect the early Precambrian cratons within which they occur.

The presence of nickel in sulfide and associated elements, coupled with the chemistry of the mafic and ultramafic rocks in this newly defined belt are indicative of their potential to host significant nickel deposits.

Illustrating the potential of these belts, INCO first began exploring the Thompson Nickel Belt in 1946 and has continued to make discoveries to this day. It is significant that there are five deposits over a 70 km stretch at Thompson and 10 known deposits over a strike length of 55 km in the Raglan Belt.

Modern day techniques in the search for nickel deposits include a combination of geological, geophysical and geochemical exploration methods, used to detect physical or chemical haloes that are much larger than the ore bodies themselves.

The current and future demand for sulfide nickel is well demonstrated and the recent recognition of sulfide nickel potential on the Company's new claims may be indicative of a new nickel, VMS and gold area. Current evidence confirms that additional exploratory work is warranted. The Company believes we have the potential for a major discovery and we are planning to aggressively explore the area.

At one time, Canada was an important source of base metals and in fact, was, at one time, the third largest producer of base metals in the world. In the past few decades, Canadian production has gradually decreased to the point where Canada is no longer one of the top three producers in the world. New exploration and discoveries will be vital to maintaining Canada's place in global mine production as well as to Canada's continued economic well-being.

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Company's extensive diamond exploration programs have produced evidence that may well lead to one or more viable diamond deposits. This work is dependent on obtaining new funding or in establishing joint venture projects.

Fishback Project, Southwest Slave Craton

The Fishback property is located 60 km northwest of the city of Yellowknife (population 18,000) and is only 30 km from the paved all-weather Yellowknife Highway. A power line right-of-way passes through the south portion of the property. The Company has a 100% ownership of the claims that contain 36,199 acres covering an area 11 km x 12 km.

One distinguishing feature of the southwest Slave Craton is that it contains the largest kimberlite found to date, within the Slave Craton, at over 20 hectares: the diamond-bearing Drybones Bay kimberlite. A kimberlite of this size is just less than 500 meters in diameter.

Our exploration efforts, dating back to 1994 when a regional exploration program began, suggest the Fishback Project has the potential to host a kimberlite even larger than Drybones. Indeed, our most recent work at Fishback is suggesting a cluster of kimberlite events.

The answer to Fishback lies in more drilling and a budget of approximately $550,000 is required to continue to test the potential for a world class diamond deposit. In terms of risk to reward this is a modest sum.

Properties in the Central Slave Craton

In the late 1990s, the Company began to evaluate the remaining diamond potential for the entire Slave Craton. This was accomplished primarily by rating kimberlite indicator mineral chemistry from the heavy mineral samples documented in the Company's proprietary database. An area containing some of the best diamond indicator mineral chemistry was selected for exploration and was called the CH Project. This project covered an area of some 6000 square kilometres located to the south and to the west of the Ekati and Diavik Diamond Mines. The Company took check samples to confirm the results from the database samples and in March 2000 began staking selected areas.

At April 25, 2008, the following properties derived from the CH Project are: Mackay, Courageous, G-claims, Seahorse/Shoe, Starfish, Mill, ZIP, Winter Lake North, BP, and Winter Lake South. The latter five areas are part of what we are now calling the Providence Greenstone Belt (PGB). Together the CH Project contains a total of 269,792; all are 100% owned by the Company. Based on the chemistry of indicator minerals from previous sampling, each property has the potential to contain diamond-bearing kimberlites.

During the summer of 2007, a total of 149 indicator mineral (or "heavy") samples and 145 soil samples were collected on the CH properties.

To date, we have invested over $7.0 million in exploration expenditures on these properties and for most of them, have arrived at the drilling and drill target selection stage of exploration.

Courageous Property

The Courageous Property contains 39,899.63 acres in an area 12 km x 12 km. To date, 12 potential kimberlite targets have been identified on these claims. Two of the targets were drill tested in the summer of 2006 and one proved to be a diamondiferous kimberlite pipe subsequently named the "Bishop". The Bishop Kimberlite is located 40 km south of the Ekati Diamond Mine.

A budget of approximately $1,000,000 has been proposed to continue the drilling of the Bishop Kimberlite area and the drilling of other defined kimberlite targets.

Seahorse/Shoe Property

This group of adjoining claims contains a total of 55,226.50 acres and is centered approximately 35 km southeast of the Ekati Diamond Mine. A number of drill targets have been identified on the claims. The largest and one of the most attractive targets based on exploration results is located on the Shoe claims and is 27 km southwest of the Ekati Fox kimberlite pipe recently placed into diamond production.

The target, up to 300 m in diameter (an area of nine hectares) is located in a lake and defined by an airborne gravity anomaly flown by the BHP Condor system. A second drill target on the shore of the same lake is a magnetic anomaly 200 m x 100 m defined by a Fugro airborne geophysical survey conducted for the Company.

These targets are at the head of a kimberlite indicator mineral train and are highly prospective to host a diamondiferous kimberlite. In addition, two other geophysical targets, also supported by kimberlite indicator minerals, have been identified on the same mineral claim.

The Company estimates that approximately $500,000 is needed to complete ground geophysical surveys and drill up to four drill holes on targets within the Shoe mineral claims.

DOYLE LAKE, SOUTHEAST SLAVE CRATON

The southeast area of the Slave Craton contains two diamond properties. They are the Snap Lake kimberlite dyke wholly owned by De Beers Canada Inc. ("De Beers") and the Gahcho Kue kimberlite pipes held by De Beers and Mountain Province Diamonds Inc.

The Company has three projects in the Doyle Lake Area located 270 km ENE of Yellowknife.

The Doyle Project

The Doyle Project, 100% owned by the Company, covers 37,165 acres.

The Doyle diamondiferous kimberlite sill has been traced over a strike length of two 2 km and down dip for 1 km. The kimberlite averages 2 m in thickness but the total extent of the kimberlite is yet to be determined. A 45-tonne mini bulk sample returned a low grade of diamonds, 13.52 carats per hundred tonnes, but a higher-than-normal proportion of these were of gem quality. The largest diamond recovered was a 1.25 carat stone while the largest gem quality diamond was a 0.83 carat diamond of exceptional clarity and color. The Company's consultants consider that one sample in this extensive kimberlite body is not adequate and have advised that additional mini-bulk samples are required to evaluate the diamond grade.

New Century Project

The New Century Project consists of 21 mining leases containing 51,109 acres. The leases were acquired from Mountain Province Diamonds Inc. ("MPV"), Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, which total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental payments to the NWT Mining Recorders Office; the three yearly lease rental payments of $51,109 each have been made.

A number of targets that may represent kimberlite pipes have been identified and remain to be tested.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. At present, De Beers retains the LA 5 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims and fractions were returned 100% to the Company.

The north boundary of the Doyle JV area is approximately 150 m from the Hearne Kimberlite pipe, one of the Gahcho Kue diamond pipes being evaluated and permitted for production.

Within the Doyle JV area several gravity low anomalies have been identified as potential kimberlite targets.

GOLD COPPER PROPERTY

McConnell Creek Gold-Copper Property, British Columbia, Canada

In addition to its diamond and nickel exploration properties in the NWT, the Company owns 100% of the McConnell Creek Property, which is in northern British Columbia, in the Omineca Division, 780 km north of Vancouver. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road, which goes north from Fort St. James to the Kemess Mine area.

A NI (National Instrument) 43-101 Report on the property was commissioned and recently received (*News Release dated September. 5, 2007: "GGL obtains NI 43-101 Report on its Gold-Copper Property at McConnell Creek, British Columbia").*

As a result of the flow-through private placement, which closed in December 2007, exploration activities are set to resume on McConnell Creek. The 2008 program, with a budget of $1,163,500, will include:

- Line cutting and soil sampling
- Induced polarization (IP) geophysical surveys, and
- Drilling.

The McConnell Creek Property has an area of 4,878 hectares (12,049 acres) and covers 15 km of an amphibolite gneiss roof pendant. The pendant, up to 1 km in width, is bounded by Jurassic diorite on the west and by Cretaceous quartz monzonite on the east. Although the property was staked because it hosts substantial gold showings, geochemical soil surveys investigating the showings and their extensions revealed the presence of copper-in-soil anomalies in several places. In 1991, the Company enlarged the Property to include a high-grade copper showing exposed along McConnell Creek, 3000 m southwest of the Main Gold Showing. The copper minerals occur in a series of branching sulfide-rich veinlets cutting monzodiorite.

In the past, the remoteness of the McConnell Creek area discouraged exploration for base metals. However, with the development of the large tonnage, copper-gold Kemess Mine 15 km northwest of the McConnell Creek Property, road access to the McConnell Creek area has been greatly improved and a power line has been built. The power line passes 11 km west of the McConnell Creek Property. With the improved access to the area, with high grade copper mineralization outcropping along McConnell Creek, with several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein-shear-zone system and especially now knowing that major copper-gold deposits occur nearby, the McConnell Creek Property has become a good exploration target for a copper-gold-molybdenum porphyry deposit.

The Technical Report, dated August 30, 2007, was authored by Paul W. Richardson, Ph.D., P.Eng., a qualified person (QP) who is not independent of the Company. The full report has been filed and is available at www.sedar.com and at www.ggldiamond.ca.

The report concludes that the McConnell Creek Property warrants further exploration and recommends an exploration program and an estimated budget of $890,000 for these steps.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of an economic or commercial deposit on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and

production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and gold and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds, gold, silver, nickel, copper, zinc and lead or interests related thereto. The price of commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of substitutes, commodity stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on commodity prices and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at February 29, 2008, the Company's deficit was $17,592,578.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the quarter ended February 29, 2008, the per share price of the Company's shares fluctuated from a high of $0.27 to a low of $0.175. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at February 29, 2008, there were 7,050,833 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at February 29, 2008, the Company had incurred exploration costs on mineral properties of $464,346 (charter aircraft $5,538; sampling $66,011; licences, recording fees and lease payments $48,969; salaries and wages $49,675; technical and professional services $90,710; transportation $8,476 and project supplies of $194,967). Exploration costs for the quarter ended February 29, 2008 are higher than 2007 by $340,729, an increase of 276%. Exploration costs were higher in 2008 than 2007 for all categories of expenditures, Due to a large financing of flow-through funds that was completed in December 2007, the Company is able to set a higher budget for exploration this year and has commenced planning and preparing for this year's exploration season earlier than in 2007. In 2007, the Company had to pay off debts that were outstanding from 2006 and therefore less funds were available for exploration

On a per project basis, the Company spent the $464,346 of exploration costs as follows: $71,667 on the CH project, $31,697 on the Doyle Lake project, $13,783 on the McConnell Creek, $7,081 on the Fishback Lake Property and $340,118 on the Providence Greenstone Belt.

The Company reported net income of $615,021 for the quarter ended February 29, 2008 compared to a net loss of $89,821 for the quarter ended February 28, 2007. The net income at February 29, 2008 is not from revenue, but the result of a large future income tax recovery number based on the flow-through funds raised in December 2007. Before adding the future income tax recovery number, there is actually a net loss of $244,190 (2007 - $156,172). General administration and exploration expenses for the quarter ended February 29, 2008 were $255,294 compared to $156,715 for the quarter ended February 28, 2007 (an increase of 62.9% from 2007 to 2008). The increase in general administration and exploration expenses was primarily due to an increase in office services and expenses (2008-$57,276; 2007-$34,943); consulting fees (2008-$97,260; 2007-$30,246); licences, taxes, insurance and fees (2008-$14,137; 2007-$7,342) and general exploration expenses (2008-$54,493; 2007-$32,993). In 2008 there was an increase in consulting fees due to more time spent by management on corporate matters, the financial and advisory contract with Roman Friedrich & Company Ltd. (see Commitments section) and the appointment of a Vice President of Administration in 2007. Licences, taxes, insurance and fees increases are from the increased annual sustaining fee charged by the TSX and increased transfer agent fees. General exploration costs increases are the result of increased amortization costs relating to the new camp set up for the PGB and increases in wages and professional fees for planning meetings.

Corporate relations and legal and audit fees both decreased for the quarter compared to the same prior year period.. The investor relations contract from 2006 ended in late 2007 and was not replaced. Legal and audit costs were higher for 2007 due to the low estimate of audit fees at November 30, 2006 for the auditors who were new that year. At year end November 30, 2007, the Company was able to more accurately estimate the audit fee.

The revenue for the quarters ended February 29, 2008 and February 28, 2007 were from interest income of $32,283 and $2,526, respectively.

Acquisition and Disposition of Resource Properties and Write offs

The Company acquired 100% interest in 36 claims by staking 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

Related Party Transactions

During the three months ended February 29, 2008, the Company was billed $26,185 (February 28, 2007 – $30,000) by one director for consulting fees and $6,315 (February 28, 2007 - nil) for technical and professional services. As at February 29, 2008, $9,863 was included in accounts payable (February 28, 2007 - $30,000).

Commitments

In 2006, the Company entered into an operating lease agreement with respect to its office premises and additional space in Vancouver until June 30, 2009. Minimum payments of $63,248 and $37,184 are required in the years 2008 and 2009, respectively, under the agreement.

The Company signed an agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital and project financing. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. A total of 117,527 common shares were issued in payment of $22,500 owing under the agreement for the period October 16, 2007 to January 15, 2008.

The Company has a mortgage loan on its Yellowknife house of $6,833 which becomes due on December 3, 2008.

Critical Accounting Policies

No new accounting policies were introduced in 2008.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with February 29, 2008. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	February 29, 2008 ($)	November 30, 2007 ($)	August 31, 2007 ($)	May 31, 2007 ($)	February 28, 2007 ($)	November 30, 2006 ($)	August 31, 2006 ($)	May 31, 2006 ($)
Total Revenues	32,283	23,805	15,893	12,358	2,526	7,726	5,538	4,790
Net Income (Loss)	615,021	(374,273)	(1,923,243)	(868,387)	(89,821)	(329,426)	(746,743)	(465,935)
Net income (loss) per share	0.005	(0.003)	(0.016)	(0.008)	(0.001)	(0.005)	(0.008)	(0.005)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2006, 2007 or 2008. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are written off in the third and fourth quarters and increase the Net Loss.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. While the Company has financial resources at present, there is no assurance that additional funding will be available to allow the Company to continue to fully explore its existing properties. Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had working capital at February 29, 2008, of $3,786,456 and $728,793 as at November 30, 2007. The Company's current assets exceeded its current liabilities at quarter end. The Company has no

material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at February 29, 2008, the Company has no long term debt (February 28, 2007 - $9,032 mortgage loan) outstanding.

For the quarter ended February 29, 2008, the Company experienced negative cash flow of $216,170 (2007 - $147,009) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as office services and expenses, licences, taxes and insurance and consulting fees. (See Overall performance/results of operations for further information.)

The Company's cash position as at February 29, 2008 was $3,125,091 (November 30, 2007 - $745,148). The increase in cash position compared to November 30, 2007 was due principally to funds received from the flow-through private placement completed in December 2007. See Note 3 Share Capital in the Notes to the Consolidated Financial Statements.

During the quarter ended February 29, 2008:

(a) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(b) the Company issued 117,527 common shares in payment of $22,500 owed pursuant to a financial advisory agreement (see Commitments);

(c) the Company issued 85,000 common shares upon the exercise of stock options at $0.25 per common share for gross proceeds of $21,250. In addition 285,000 stock options expired unexercised; and

(d) the Company issued 210,000 common shares upon the exercise of warrants at $0.15 per common share for gross proceeds of $31,500.

At February 29, 2008, the Company has the following share purchase warrants outstanding:

Number	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.175	Dec. 28, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.15/$0.175	March 7, 2009
3,038,000		

See Notes 3 to 5 of the Consolidated Financial Statements for February 29, 2008.

Subsequent Events

Subsequent to February 29, 2008, the Company:

(a) Issued 50,000 common shares upon the exercise of stock options at 0.20 per common share for gross proceeds of $10,000 and

(b) Issued 129,828 common shares in payment of $22,500 owed pursuant to a financial advisory agreement (see Commitments).

Outstanding Share data as at April 25, 2008:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	139,542,025

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	220,000	$0.30	April 25, 2008
Options	50,000	$0.26	Aug. 15, 2008
Options	325,000	$0.26	Jan. 15, 2009
Options	310,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	75,833	$0.20	Aug. 15, 2011
Options	960,000	$0.63	May 1, 2012
Options	2,875,000	$0.56	July 31, 2012
Total	**7,000,833**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	190,000	$0.45	June 12, 2008
Warrants	18,000	$0.45	June 27, 2008
Warrants	2,400,000	$0.175	Dec. 21, 2008
Warrants	100,000	$0.175	Dec. 28, 2008
Warrants	100,000	$0.25	Jan. 3, 2009
Warrants	230,000	$0.175	March 7, 2009
Total	**3,038,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

Exemption No. 82-1209

Form 52-109F2 CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, RAYMOND A. HRKAC, *President and CEO of GGL DIAMOND CORP.*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of GGL Diamond Corp. (the issuer) for the interim period ending February 29, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 29, 2008

Raymond A. Hrkac
President and CEO
GGL Diamond Corp.

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109F2 CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, NICK DEMARE, *CFO of GGL DIAMOND CORP.*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of GGL Diamond Corp. (the issuer) for the interim period ending February 29, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 29, 2008

Nick DeMare

Nick DeMare
CFO
GGL Diamond Corp.

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-1209

GGL DIAMOND CORP.

NEWS RELEASE

GGL issues shares under terms of financial services contract

Vancouver, British Columbia, April 24, 2008 - GGL Diamond Corp., (TSXV: GGL) announces it has issued 129,828 common shares in its capital stock to Roman Friedrich & Company Ltd. ("RFC") in exchange for $22,500 in services rendered by RFC to the Company for the three months ended April 15, 2008. The shares carry a hold period of four months, until August 23, 2008.

As previously announced (*News release, June 1, 2007)*, the Company entered into a Financial & Advisory Services Agreement with RFC, dated April 18, 2007, for a term of 12 months. Under this contract, RFC provided financial and advisory services with respect to the raising of equity capital and project financing. According to the contract, RFC receives a retainer of $15,000 per month, $7,500 paid in cash and $7,500 in common shares of the Company. The common shares were issued quarterly, beginning with the first quarter ending on July 15, 2007.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

GGL DIAMOND CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders ("**Meeting**") of **GGL DIAMOND CORP.** (the "**Company**") will be held at the Pan Pacific Hotel, Pacific Rim Suite 2, 999 Canada Place, Vancouver, British Columbia, on Friday, May 23, 2008, at the hour of 1:30 p.m. (Vancouver time), for the following purposes:

1. to receive and consider the Consolidated Financial Statements of the Company for the financial year ended November 30, 2007, together with the report of the auditors thereon;
2. to appoint auditors of the Company for the ensuing year;
3. to elect Directors of the Company for the ensuing year;
4. to approve, adopt and ratify the ordinary resolution as set out in the Company's Management Information Circular ("**Circular**") dated April 14, 2008 relating to the annual ratification of the 10% rolling stock option plan of the Company; and
5. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of proxy and the Financial Statement Request Form, as well as a return prepaid envelope for use by shareholders to send in their proxy. Financial information concerning the Company is provided in the Consolidated Financial Statements and the Management's Discussion & Analysis of the Company for the financial year ended November 30, 2007, which are available online at www.sedar.com and which, upon request, will be sent without charge to any security holder of the Company.

If you are a registered holder (a "Shareholder") of Common shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless the completed, dated and signed form of proxy is deposited at the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 1:30 p.m., Vancouver time, on May 21, 2008 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

BY ORDER OF THE BOARD

(signed) "*Raymond A. Hrkac*"
President & Chief Executive Officer

Vancouver, BC
April 14, 2008

Exemption No. 82-1209

GGL DIAMOND CORP.

Suite 904, 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2
Telephone: (604) 688-0546
Facsimile: (604) 688-0378
www.ggldiamond.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at April 14, 2008 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of GGL Diamond Corp. (the "Company") for use at the Annual General Meeting of the shareholders of the Company to be held on Friday, May 23, 2008 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting ("Notice") and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made to forward proxy solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and Secretary of the Company (the "**Management Designees**"). **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the meeting has the right to do so, either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies may be sent to Computershare Investor Services Inc. using one of the following methods:

BY MAIL OR COURIER:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:	
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.investorvote.com

Your vote is important regardless of the number of shares you own. Whether or not you are able to attend, if you are a registered holder, we urge you to complete the enclosed form of proxy and return it in the envelope provided by no later than 1:30 p.m. (Vancouver time) on May 21, 2008. Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend. If you hold your shares through a broker or an intermediary, we urge you to complete the applicable voting instruction form or provide your voting instructions by other acceptable methods. IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT SUSAN DE STEIN, VICE-PRESIDENT, ADMINISTRATION OF THE COMPANY AT 604-688-0546.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Common shares represented by a properly completed, executed and deposited proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be, on a poll, voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE SHARES REPRESENTED BY THE PROXY FOR EACH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with beneficial owners of Securities of a Reporting Issuer ("**NI-54-101**"), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("**Objecting Beneficial Owner**" or "**OBO**").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge (formerly ADP) to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular;

OR

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label

containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at April 14, 2008, the Company has issued and outstanding 139,412,197 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Unless otherwise specified, all items referred to herein which require a call for the voting of the Common shares will be by way of ordinary resolution which means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as the close of business on April 14, 2008 (the "**Record Date**"). Every Shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment thereof.

Principal Holders

To the knowledge of the directors and senior officers of the Company, as at April 14, 2008, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company is:

Name	Number of Shares	Percentage
Sheikh Abdulaziz Ali Alturki	13,401,148[(1)]	9.61%[(1)]

Note:

(1) Holdings are based on the last insider report filed by Sheikh Abdulaziz Ali Alturki on September 28, 2007. In addition, based on this insider report, Sheikh Abdulaziz Ali Alturki holds warrants to purchase a further 2,400,000 Common shares, which if exercised in full, would increase his percentage ownership of the Common shares of the Company to 11.14%.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company;

(d) "**LTIP**" or "**Long Term Incentive Plan**" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units;

(e) "**Named Executive Officers**" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year; and

(f) "**SARs**" or "**Stock Appreciation Right**" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

Summary of Compensation

The following table sets forth all compensation paid by the Company for the financial years ended November 30, 2007, 2006 and 2005 in respect of the individuals who were, at November 30, 2007, the Chief Executive Officer and Chief Financial Officer of the Company (the "**Named Executive Officers**"). There were no other persons serving as executive officers of the Company as at November 30, 2007 whose salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
RAYMOND A. HRKAC	2007	120,000(1)	N/A	32,250(2)	700,000(3)	N/A	N/A	N/A
President & Chief Executive Officer	2006	108,000(1)	N/A	N/A	550,000(3)	N/A	N/A	N/A
	2005	89,688(1)	N/A	N/A	50,000(3)	N/A	N/A	N/A
NICK DEMARE	2007	N/A	N/A	9,000(2)	450,000(5)	N/A	N/A	N/A
Chief Financial Officer & Secretary	2006	N/A	N/A	N/A	130,000(5)	N/A	N/A	N/A
	2005	1,550(4)	N/A	N/A	50,000(5)	N/A	N/A	N/A

Notes:

(1) The Company was billed for Mr. Hrkac's services pursuant to Services Agreements. See "**Termination of Employment, Change in Responsibilities and Employment Contracts**" below.

(2) Represents the aggregate dollar value of the difference between the exercise price of stock options which were exercised in the financial year ended November 30, 2007 and the market price on the date of exercise.

(3) Stock Options granted to Mr. Hrkac under the Company's Stock Option Plan. See Note (1) under "**Exercise of Stock Options/Aggregate Year End Value**" below for particulars of the grant of stock options to Raymond A. Hrkac.

(4) Paid to Chase Management Ltd., a company controlled by Nick DeMare, for accounting and administrative services.

(5) Stock options granted to Mr. DeMare under the Company's Stock Option Plan. See Note (3) under "**Exercise of Stock Options/Aggregate Year End Value**" below for particulars of the grant of stock options to Nick DeMare.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SARs

The following table sets forth particulars of stock options granted by the Company to the Named Executive Officers during the financial year ended November 30, 2007.

Option/SAR Grants During the Financial Year Ended November 30, 2007

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
RAYMOND A. HRKAC *President & CEO*	700,000	24.26%	$0.56	$0.56	July 31, 2012
NICK DEMARE *CFO & Secretary*	450,000	15.60%	$0.56	$0.56	July 31, 2012

The foregoing stock options were granted by the Board of Directors ("**Board**") under the Company's Stock Option Plan based upon the recommendations of the Compensation Committee. The stock options were granted under the policies of the TSX Venture Exchange and the exercise price of the stock options was not permitted to be lower than the closing price of the common shares of the Company at the time of grant, less a maximum 25% discount. Under the terms of the Stock Option Plan, the stock options will terminate 90 days after the optionee ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the stock options by the earlier of one year following the date of death or the expiry date of the stock option. See "**Annual Ratification of Stock Option Plan**" below for a description of the Stock Option Plan.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth particulars of stock options exercised during the financial year ended November 30, 2007, and the financial year end value of unexercised stock options on an aggregate basis held by the Named Executive Officers as at November 30, 2007.

Aggregated Option/SAR Exercises During the Financial Year Ended November 30, 2007
And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options/SARs at FY-End ($) Exercisable/Unexercisable
RAYMOND A. HRKAC *President & CEO*	75,000	32,250[(1)]	1,855,000[(2)] (Exercisable)	N/A [(3)]
NICK DEMARE *CFO & Secretary*	25,000	9,000[(1)]	750,000[(4)] (Exercisable)	N/A [(3)]

Notes:

(1) Represents the difference between the exercise price and the market price on the date of exercise.

(2) Particulars of stock options outstanding as at November 30, 2007 granted to Raymond A. Hrkac:

(a) 125,000 Common shares at $0.25 per share exercisable until February 6, 2008. Of these stock options, 50,000 were exercised subsequent to the financial year end and 75,000 expired unexercised;

(b) 100,000 Common shares at $0.50 per share exercisable until January 15, 2009;

(c) 330,000 Common shares at $0.50 per share exercisable until March 19, 2009;

(d) 50,000 Common shares at $0.20 per share exercisable until May 12, 2010. These stock options were exercised in full subsequent to the financial year end;

(e) 550,000 Common shares at $0.20 per share exercisable until March 23, 2011; and

(f) 700,000 Common shares at $0.56 per share exercisable until July 31, 2012.

(3) Based on the closing price of $0.245 for the shares of the Company on the TSX Venture Exchange Inc. on November 30, 2007, in the aggregate the stock options were not in-the-money.

(4) Particulars of stock options outstanding as at November 30, 2007 granted to Nick DeMare or his personal holding company, Chase Management Ltd.:

(a) 35,000 Common shares (Nick DeMare as to 25,000 and Chase Management Ltd. as to 10,000) at $0.25 per share exercisable until February 6, 2008. These stock options were exercised in full subsequent to the financial year end;

(b) 25,000 Common shares at $0.30 per share exercisable until April 25, 2008;

(c) 60,000 Common shares (Nick DeMare as to 30,000 and Chase Management Ltd. as to 30,000) at $0.50 per share exercisable until January 15, 2009;

(d) 50,000 Common shares at $0.20 per share exercisable until May 12, 2010;

(e) 25,000 Common shares at $0.20 per share exercisable until March 23, 2011;

(f) 105,000 Common shares at $0.26 per share exercisable until May 12, 2011; and

(g) 450,000 Common shares at $0.56 per share exercisable until July 31, 2012.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any defined benefit or actuarial plans for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

By a Services Agreement dated March 1, 2001, the Company engaged the services of Raymond A. Hrkac as President & CEO and to provide geological services to the Company. In the fiscal year ended November 30, 2005 and up to March 31, 2006, Mr. Hrkac billed the Company at a rate of $6,000 per month plus a per diem rate of $500 per day for geological services, based on the recommendations of the Compensation Committee and approved by the Board. By a Services Agreement dated April 1, 2006 which superseded the March 1, 2001 Services Agreement, Mr. Hrkac billed the Company $10,000 per month for the remaining eight months of the financial year ended November 30, 2006 and for the 12 months in the financial year ended November 30, 2007. The Services Agreement dated April 1, 2006 provided that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Company, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's shareholders receive less than 51% of the outstanding common shares of the new or continuing corporation ("**Significant Change**"), then at the option of Mr. Hrkac exercisable at any time within 180 days after the date of the Significant Change, Mr. Hrkac may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay to Mr. Hrkac an amount equal to three times the annual payment then in effect.

By a Services Agreement dated effective February 1, 2008 among the Company, Raymond A. Hrkac and RAH Consulting Ltd. ("**RAH**"), which superseded the April 1, 2006 Services Agreement, the Company engaged the services of Raymond A. Hrkac as President & CEO and the services of RAH, a wholly owned personal holding company of Raymond A. Hrkac, to provide management and geological consulting services previously provided by Mr. Hrkac to the Company. The Services Agreement dated February 1, 2008 provides for consulting fees at the rate of $12,500 per month payable to RAH and includes the same terms and conditions as to the continued service of RAH or Mr. Hrkac in the event of a Significant Change as in the Services Agreement dated April 1, 2006.

During the financial year ended November 30, 2005, the Company paid Chase Management Ltd., a company controlled by Nick DeMarc, Secretary & CFO of the Company, $1,550 for accounting and administrative services. There were no payments for his services in the financial years ended November 30, 2006 and 2007.

The criteria used to determine the amount payable to the Named Executive Officers of the Company was based on industry standards and the Company's financial circumstances and was accepted by the Board based on recommendations of the Compensation Committee.

Except as set out above, the Company has no plan or arrangement with the Named Executive Officers to compensate them in the event of:

(a) the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company;

(b) a change of control of the Company; or

(c) a change in the Named Executive Officers' responsibilities following a change of control,

where, in respect of the Named Executive Officers, the value of such compensation exceeds $100,000.

Compensation of Directors

During the financial year ended November 30, 2007, the Company paid no cash compensation to directors of the Company, other than the Named Executive Officer (the "**Other Directors**"). The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended November 30, 2007:

Name of Director	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
WILLIAM MEYER	300,000	10.40%	$0.56	$0.56	July 31, 2012
WILLIAM J. BODEN	300,000	10.40%	$0.56	$0.56	July 31, 2012
J. GRAHAM EACOTT	300,000	10.40%	$0.56	$0.56	July 31, 2012

The foregoing stock options were granted by the Board under the Company's Stock Option Plan based on the recommendations of the Compensation Committee. The stock options were granted under the policies of the TSX Venture Exchange and the exercise price of the stock options was not permitted to be lower than the closing price of the common shares of the Company at the time of grant, less a maximum 25% discount. Under the Stock Option Plan, the stock options will terminate 90 days after the optionee ceases to be a director, senior office or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at November 30, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	10,668,833	$0.35	4,852,334
Equity compensation plans not approved by securityholders(2)	See Note (2)	N/A	See Note (2)
Total	10,668,833		4,852,334

Notes:

(1) The Company's current Stock Option Plan was adopted by the Board on January 18, 2006 and approved by the shareholders at the 2006 annual general meeting. The maximum number of Common shares reserved for issuance thereunder is 10% of the issued and outstanding Common shares of the Company on a rolling basis. See "**Annual Ratification of Stock Option Plan**" below for a summary of the material terms of the Stock Option Plan.

(2) The Company has agreed to partially compensate a corporation providing financial and advisory consulting services to the Company by way of the issuance of Common shares of the Company. The consultant is being paid $15,000 per month which commenced April 15, 2007 and is for a term of one year to be paid as to $7,500 in cash and the remaining $7,500 in Common shares of the Company. The Common shares to be issued for the $7,500 monthly retainer fee are to be issued quarterly and the first quarterly period ended on July 15, 2007. The number of Common shares to be issued by the Company is calculated by dividing the dollar amount to be paid in Common shares of the Company by the respective Discounted Market Price (as defined in the TSX Venture Exchange Policy 1.3) on the date prior to the payment due date of the Common shares for each of the three months in each quarter. The Company issued a total of 49,149 Common shares on July 26, 2007 for the first quarter, 73,697 Common shares on November 5, 2007 for the second quarter and 117,527 Common shares on January 22, 2008 for the third quarter. The last tranche of Common shares is to be issued for the quarter ended April 15, 2008 with the number of Common shares to be issued calculated in accordance with the foregoing formula. The issuance of the Common shares for the fourth quarter is subject to acceptance for filing by the TSX Venture Exchange.

The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended November 30, 2007, no director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not performed by a person other than the directors or executive officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular or in the Company's Information Circular dated June 26, 2007, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Private Placement - December 12 and 28, 2006 and February 21 and March 7, 2007

Between December 12, 2006 and March 7, 2007, the Company raised a total of $625,500 by way of a private placement of a total of 4,170,000 Units at $0.15 per Unit. Each Unit consists of one Common share and one non-transferable Common share purchase warrant. Each warrant entitles the holder to purchase one Common share for a term of 24 months from the closing date at $0.15 per share in the first 12 months and $0.175 per share in the second 12 months. The private placement closed in four tranches. Three insiders participated in the private placement as follows:

Name of Insider	Relationship	Number of Units	Closing Date
Sheikh Abdulaziz Ali Alturki	10% or more shareholder	2,400,000	December 12, 2006
William Boden	Director	100,000	December 28, 2006
William Boden	Director	200,000(1)	February 21, 2007
Nick DeMare	Director, Secretary and CFO	100,000	March 7, 2007

Note:

(1) William Boden exercised his warrant for 200,000 shares on April 5, 2007.

Flow-Through Private Placement - January 3, 2007

On January 3, 2007, the Company issued a total of 1,053,778 Flow-Through Units at $0.18 per Unit with each Flow-Through Unit consisting of One Flow-Through Common share and one-half non-transferable non flow-through Common share purchase warrant. Each whole warrant entitles the holder to purchase one Common share until January 3, 2009 at a price of $0.20 per share in the first year and $0.25 per share in the second year. One insider participated in this private placement namely William Meyer, a director of the Company. He purchased 85,000 Flow-Through Units. He also exercised his warrant for 42,500 shares on April 16, 2007.

Private Placement - December 21, 2007

On December 21, 2007, the Company issued by way of private placement a total of 16,058,000 Flow-Through Shares at $0.25 per Flow-Through Share. Of the total of 35 subscribers, one was an insider of the Company namely Nick DeMare, director, Secretary and CFO of the Company and participated in the private placement as to 50,000 Flow-Through Shares.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Company's Audit Committee is governed by an Audit Committee Charter, a copy of which is available online at www.sedar.com attached as Schedule A to the Company's Management Information Circular dated March 23, 2005.

The Company's Audit Committee is comprised of three directors, William J. Boden (Chair), Nick DeMare and John Graham Eacott. As defined in MI 52-110, two directors are "independent" and one is not "independent". Each Audit Committee member possesses education or experience that is relevant for the performance of their responsibilities as Audit Committee members as follows: William J. Boden is a Chartered Accountant with over 30 years experience as manager in risk capital investments. He is the founder and president of CW Funds Group of companies which are affiliated with Ventures West Management Inc., one of the largest venture capital firms in Canada. Within the CW Funds Group, Mr. Boden has structured and raised financings totalling over $130 million. He is currently a director of two private companies as well as Panoro Minerals Ltd. (TSXV). Prior to joining the Ventures West Group in 1979, Mr. Boden was a manager with Coopers & Lybrand, secretary/treasurer of Whitehorse Copper Mines Ltd. and treasurer of Bethlehem Copper Corp., both producing mining companies listed on the TSX. Nick DeMare is a Chartered Accountant and through his company, Chase Management Ltd., provides management, administrative and accounting services to public companies. Until forming his own company in 1986, he spent a number of years working in various senior capacities with Coopers & Lybrand. J. Graham Eacott is an independent financial and corporate advisor to the minerals industry. He has over 40 years of diversified international experience in the mining industry including investor relations and corporate communications; private placement financings; financial analysis; corporate governance and compliance; business development; operations; consulting engineering; and company management. Prior to retiring in 2007, Mr. Eacott was Vice-President of Investor Relations for several junior and mid-tier gold and base metal companies. Mr. Eacott spent four years in the investment industry as a base metals analyst with Scotia Capital, Merrill Lynch and Maison Placements in Toronto.

Since the commencement of the Company's most recently completed financial year, the Company's Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board on a case by case basis.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
November 30, 2007	$35,172	Nil	$2,800(2)	N/A
November 30, 2006	$27,500	Nil	$2,800(3)	N/A

Notes:

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2) Estimated fee for the year ended November 30, 2007.

(3) Estimated fee for the year ended November 30, 2006.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101- Disclosure of Corporate Governance Practices (**"NI 58-101"**) requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors	
a) Disclose the identity of directors who are independent.	a) The Company has three independent directors, namely: William Meyer, William J. Boden and J. Graham Eacott.
b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	b) The Company has two directors who are not independent because they are executive officers of the Company, namely: Raymond A. Hrkac, President & CEO and Nick DeMare, Secretary & CFO.
2. Directorship	
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • Raymond A. Hrkac: Nil • Nick DeMare: Aguila American Resources Ltd. (TSXV), Andean American Mining Corp. (TSXV), Astral Mining Corporation (TSXV), Atlas Minerals Inc. (TSXV), Ausex Capital Corp. (TSXV), Centrasia Mining Corp. (TSXV, OTCBB), Enterprise Oilfield Group Inc. (TSX), GeoPetro Resources Company (TSX), Gold Point Energy Corp. (TSXV), Golden Peaks Resources Ltd. (TSX), Halo Resources Ltd. (TSXV), Lumex Capital Corp., Mawson Resources

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
	Ltd. (TSXV), Mirasol Resources Ltd. (TSXV), Rochester Resources Ltd. (TSXV), Salazar Resources Limited (TSXV), Sinchao Metals Corp. (TSXV), Tinka Resources Limited (TSXV) and Tumi Resources Limited (TSXV). • William Meyer: Minco Base Metals Corporation (not listed), Minco Silver Corporation (TSX), New Cantech Ventures Inc. (TSXV), Silver Standard Resources Inc. (TSX, NASDAQ) and Trans America Industries Ltd. (TSXV) • William J. Boden: Panoro Minerals Ltd. (TSXV) • J. Graham Eacott: Module Resources Incorporated (NEX)
3. **Orientation and Continuing Education** Describe what steps, if any, the Board takes to orient new directors and describe any measures the Board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4. **Ethical Business Conduct** Disclose what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements. In addition, each director, officer and employee is expected to comply with the Company's *Corporate Disclosure Policy*, *Insider Trading Policy* and *Whistle Blower Policy*.
5. **Nomination of Directors** Disclose what steps, if any are taken to identify new candidates for Board nomination, including: (a) who identifies new candidates, and	(a) When a Board vacancy occurs or is contemplated, any director may make recommendations to the Board as to qualified individuals for nomination to the Board. On July 31, 2007, the Board appointed a Nominating Committee with its

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
	role being to locate qualified persons to act as independent directors.
(b) the process of identifying new candidates	(b) In identifying new candidates, the Nominating Committee and the Board will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. **Compensation** Describe what steps, if any, are taken to determine compensation for the Company's directors and CEO including:	
(a) who determines the compensation, and	a) The Company's Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's stock option plan.
(b) the process of determining compensation	(b) The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers and directors' fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
7. **Other Board Committees** - If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.
8. **Assessments** Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	Assessments are not regularly conducted for the Board, committees, or individual directors. The assessment of the performance of the Board is determined by the Board and the Chairman of the Board based on the expertise, contributions and participation of individual directors in meetings of the Board and its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Company for the financial year ended November 30, 2007 and the accompanying auditors' report thereon will be presented at the Meeting. A copy has been mailed to shareholders who have requested them and is also available online at www.sedar.com.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the appointment of D+H Group LLP, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution appointing D+H Group LLP, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual general meeting of shareholders or until the firm of D+H Group LLP, Chartered Accountants, is removed from office or resigns. D+H Group LLP, Chartered Accountants, were appointed auditors for the Company on November 21, 2006.

ELECTION OF DIRECTORS

The Board presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present five directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia). No class of shareholders has the right to elect a specified number of directors or to cumulate their vote for directors.

As at the date hereof, the members of the Audit Committee are William J. Boden (Chair), Nick DeMare and J. Graham Eacott. The Company has also appointed a Compensation Committee which as at the date hereof consists of J. Graham Eacott (Chair), Nick DeMare, and William Boden and a Nominating Committee which consists of William J. Boden, William Meyer and J. Graham Eacott. The Company does not have an Executive Committee of its Board.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at April 14, 2008.

Name, Present Office and Province and Country of Residence(1)	Present Principal Occupation or Employment(1)	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled (1)(2)(3)
RAYMOND A. HRKAC *Director, President & Chief Executive Officer* *British Columbia, Canada*	Geologist; President and Chief Executive Officer of the Company	June 17, 1981	1,192,352(4)
NICK DEMARE *Director, Secretary & Chief Financial Officer* *British Columbia, Canada*	Chartered Accountant; President, Chase Management Ltd. (management, administration and accounting services to public companies); director of numerous public companies	May 4, 1989	554,500(5)
WILLIAM MEYER *Director* *British Columbia, Canada*	Retired Geologist	May 26, 1994	103,500
WILLIAM J. BODEN *Director* *British Columbia, Canada*	President, CW Funds group and CW Marketing Ltd. (venture capital); Chairman, First Coal Corporation (coal exploration and development)	May 12, 2005	2,552,000(6)
J. GRAHAM EACOTT *Director* *British Columbia, Canada*	Retired Mining Executive; Corporate and Financial Advisor; Director, Module Resources Incorporated (NEX)	July 31, 2007	50,000

Notes:

(1) The information as to municipality of residence, present principal occupation or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the nominees and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares.

(3) In addition, as at April 14, 2008, the nominees hold the following stock options to purchase Common shares of the Company:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Raymond A. Hrkac	100,000	$0.50	January 15, 2009
	330,000	$0.50	March 19, 2009
	550,000	$0.20	March 23, 2011
	700,000	$0.56	July 31, 2012
Nick DeMare	25,000	$0.30	April 25, 2008
(including his holding	60,000	$0.50	January 15, 2009
company, Chase	50,000	$0.20	May 12, 2010
Management Ltd.)	25,000	$0.20	March 23, 2011
	105,000	$0.26	May 12, 2011
	450,000	$0.56	July 31, 2012
William Meyer	150,000	$0.50	January 15, 2009
	300,000	$0.56	July 31, 2012
William J. Boden	250,000	$0.20	May 12, 2010
	50,000	$0.26	May 12, 2011
	300,000	$0.56	July 31, 2012
J. Graham Eacott	300,000	$0.56	July 31, 2012

In addition, as at April 14, 2008, the following nominees hold warrants to purchase Common shares of the Company:

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
William J. Boden (including his holding company, CW Marketing Ltd.)	100,000	$0.175	December 28, 2008
Nick DeMare	30,000	$0.45	June 12, 2008
	100,000	$0.175	March 7, 2009

(4) Certain of these shares are held in the name of RAH Consulting Ltd., a personal holding company of Raymond A. Hrkac.

(5) Certain of these shares are held by Chase Management Ltd., a personal holding company of Nick DeMare.

(6) Certain of these shares are held in the name of CW Marketing Ltd., a personal holding company of William Boden.

Cease Trade Orders or Bankruptcies

To the best knowledge of the management of the Company, no proposed director of the Company

(a) is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

   (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or;

   (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

ANNUAL RATIFICATION OF STOCK OPTION PLAN

On January 18, 2006, the Board adopted a "rolling" stock option plan under which there is a fixed maximum percentage available for the grant of stock options equal to 10% of the issued and outstanding Common shares in the capital of the Company at the time of any grant of the stock option (the "**Plan**"). Under the Plan, based on the issued capital of the Company as of April 14, 2008, the Company would have available for the grant of stock options up to 13,941,219 Common shares, being 10% of the issued capital of the Company. This number increases as the issued capital of the Company increases. Of these 13,941,219 shares, 7,000,833 Common shares are reserved for outstanding stock options as at April 14, 2008. The Plan was accepted for filing by the TSX Venture Exchange on February 10, 2006 and was approved by the shareholders of the Company at the 2007 annual meeting. The policies of the TSX Venture Exchange require annual ratification of "rolling" stock option plans by the shareholders of the Company.

Purpose of the Plan

The purpose of the Plan is to provide directors, officers, employees, consultants and service providers of the Company and its subsidiaries with a proprietary interest in the Company through the grant of options to purchase Common shares of the

Company. By the grant of such options, the Company intends to increase the interest in the Company's welfare of those directors, officers, employees, consultants and service providers who share the responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such persons to continue their services for the Company and to provide a means through and by which the Company may attract capable persons to join the Board and management of the Company and to be employed by the Company.

General Description/Exchange Policies

The Plan is administered by the Compensation Committee (the "**Committee**") appointed for such purpose by the Board. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as of the date of grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the TSX Venture Exchange. The current policies of the TSX Venture Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued shares of the Company at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued Common shares of the Company at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued Common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the TSX Venture Exchange is a maximum of five years from the date of grant (Tier 1 issuers = 10 years) provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. In addition, as long as the Company is classified as a Tier 2 issuer by the TSX Venture Exchange, stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the TSX Venture Exchange.

6. A "disinterested shareholder vote" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to exercise of such repriced stock options, or to approve the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

Shareholder Approval

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the 10% rolling Stock Option Plan adopted by the Company on January 18, 2006 be and is hereby approved, ratified and confirmed;

2. the Company's directors be and they are hereby authorized until the date of the next annual general meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase such number of Common shares as is equal to up to a maximum of 10% of the issued and outstanding Common shares of the Company determined at the time of each grant of stock options;

3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and

4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. Under the policies of the Exchange, shareholder approval will be requested by way of ordinary resolution. See "**General**" below. If the Plan is not approved by the shareholders, the Company will not be in a position to offer increased incentives to its directors, officers, employees and independent consultants.

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.**

GENERAL

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a majority of the greater than 50% of the votes cast at the Meeting by the holders of Common shares who vote in respect of such ordinary resolution.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's Consolidated Financial Statements and Management's Discussion & Analysis for the financial year ended November 30, 2007.

Shareholders wishing to obtain a copy of such Consolidated Financial Statements and Management's Discussion & Analysis may contact the Company as follows:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Telephone: 604.688.0546
Fax: 604.688.0378
www.ggldiamond.ca

DIRECTORS' APPROVAL

The contents of this Circular and its distribution to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD

(signed) "*Raymond A. Hrkac*"
President & Chief Executive Officer

Vancouver, BC
April 14, 2008

Exemption No. 82-1209

GGL DIAMOND CORP.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 23, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then any one of those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by Computershare by 1:30 pm Vancouver time on Wednesday, May 21, 2008 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

20FE08184.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of GGL Diamond Corp. (the "Company") hereby appoints: Raymond A. Hrkac, President & CEO, or failing him, Nick DeMare, Secretary & CFO ("Management Designees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Designees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of GGL Diamond Corp. to be held at the Pan Pacific Hotel, Pacific Rim Suite 2, 999 Canada Place, Vancouver, British Columbia on Friday, May 23, 2008 at 1:30 p.m. (Vancouver time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Raymond A. Hrkac	☐	☐	02. Nick DeMare	☐	☐	03. William Meyer	☐	☐
04. William J. Boden	☐	☐	05. J. Graham Eacott	☐	☐			

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	For	Withhold
2. Appointment of Auditors Appointment of D + H Group LLP as Auditors of the Company for the ensuing year.	☐	☐

	For	Against
3. Annual Ratification of Stock Option Plan Approval of the ordinary resolution as set out in the Circular relating to the annual ratification of the Company's 10% rolling stock option plan.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

040472 ARO GGLQ

Exemption No. 82-1209

RECEIVED
2008 MAY -7 P 1:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FINANCIAL STATEMENT REQUEST FORM

TO: GGL DIAMOND CORP.

I, the undersigned hereby certify that I am the owner of securities (other than debt instruments) of GGL Diamond Corp. (the "Company") and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements for the ensuing financial year.*

Tick one or both of the following options:

Annual Financial Statements & MD & A _______

Quarterly Financial Statements & MD & A _____

You will not receive any financial statements for the ensuing financial year, if you do not complete and return this form.

Name: ________________________________

Address: ______________________________

____

City/Prov/State/ Postal Code: ________________________________

Preferred Method of Communication:

Email: ___________ or Mail: __________

Email Address: ___________________________

Signature: ________________________ Date: ____________________

***Copies of previously issued and current annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.**

GGL Diamond Corp. will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

Please mail or fax this form to:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Fax: (604) 688-0378

Exemption No. 82-1209

RECEIVED
2009 MAY -7 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech
Financial Services
 ☐ investment companies and funds
 ☐ mortgage investment companies
☐ Forestry
☐ Hi-tech
☐ Industrial

Mining
 ☒ exploration/development
 ☐ production
☐ Oil and gas
☐ Real estate
☐ Utilities
☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

April 23, 2008

Item 6: For each security distributed:

(a) describe the type of security,

Common shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

129,828 Common shares

(c) state the exemption(s) relied on.

S. 2.3 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**1**	**$0.188 x 39,893 shares** **$0.173 x 43,352 shares** **$0.161 x 46,583 shares**	**$7,499.88** **$7,499.90** **$7,499.86**
Total number of Purchasers	**1**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$22,499.64**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: April 23, 2008

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Susan de Stein
VP Administration
GGL Diamond Corp.
604 688-0546
Susan.de.stein@ggldiamond.ca

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Exemption No. 82-1209

INFO TSX VENTURE **Company News and Bulletins**

company | person | symbol | start | home

RECEIVED
2008 MAY -7 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GGL Diamond Corp.

Listed Company

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GGL Diamond Corp.

Listed Company

GGL DIAMOND CORP. ("GGL")
BULLETIN TYPE: Shares for Services
BULLETIN DATE: April 22, 2008
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing the Company's proposal to issue 129,828 shares at a deemed price of $0.188, $0.173 and $0.161 for each $7,500 for a total of $22,500 in consideration of certain services provided to the company pursuant to an agreement dated April 18, 2007.

The Company shall issue a news release when the shares are issued.

TSX-X

END